Exhibit 99.2

PRESS RELEASE

Immatics Announces Third Quarter 2020

Financial Results and Business Update

•	ACTengine® IMA200 clinical trial series continues scaling globally; initial analysis for patients in ACTengine® dose escalation is on track for Q1 2021

•	Expansion of UTHealth partnership secures cell therapy manufacturing capacities until end of 2024

•	Positive pre-clinical data updates on ACTengine® IMA204 and first TCR Bispecifics (TCER™) program IMA401

•	Strengthened leadership team with appointment of Arnd Christ as Chief Financial Officer and addition of Eliot Forster to Immatics’ Board of Directors

•	Cash and cash equivalents as well as other financial assets of €259.3 million ($303.6 million1) as of September 30, 2020 provide cash reach into 2023

Tuebingen, Germany and Houston, TX, December 2, 2020 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today reported financial results and provided a business update for the quarter ended September 30, 2020.

“The third quarter was highlighted by meaningful progress in our ACTengine® IMA200 clinical trial series. Seven clinical sites in Germany and the US are now initiated and screening patients. These advancements mark critical steps towards delivering our clinical milestones for the coming year including reporting on initial data for ACTengine® patients in dose escalation in Q1,” said Harpreet Singh, Ph.D., CEO of Immatics. “In conjunction with our clinical and operational progress, we are pleased to further strengthen the Company’s capabilities with the appointments of both Eliot Forster to the Board and Arnd Christ as Chief Financial Officer.”

Third Quarter 2020 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•

ACTengine® IMA200 Series – Immatics continued to select and initiate additional clinical trial sites in Germany and the US. The increased patient enrollment seen at sites in Germany was able to mitigate the impact of the global COVID-19 pandemic at US sites. These patients are expected to be treated within the fourth quarter this year, moving Immatics towards delivering the clinical milestones for ACTengine® in the coming year. Combined initial data readout for ACTengine® programs, IMA201, IMA202 and IMA203, continues to be expected in Q1 2021. Reported initial data will focus on safety and pharmacodynamic data including engraftment level, persistence and molecular phenotype of infused T cells as well as clinical change of target tumor lesions.

Immatics Press Release December 2, 2020	1 | 10

•

ACTengine® IMA204 – Immatics presented preclinical data from the ACTengine® cell therapy program targeting the tumor microenvironment on September 10. IMA204 is directed at a novel target, COL6A3 exon 6, which is highly expressed in the tumor stroma of a variety of solid cancers. An affinity-enhanced TCR candidate directed to this target demonstrated full functionality in CD8+ and CD4+ T cells indicating that this TCR could be employed in a next-generation ACTengine® approach without the need of CD8 co-receptor transduction. Submission of an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) for IMA204 remains anticipated for 2021.

•

ACTolog® IMA101 – On November 10, Immatics presented topline data from its clinical pilot trial IMA101, a personalized multi-target ACT approach using the patient’s own, non-engineered T cells. The trial demonstrated feasibility and tolerability of this approach as well as very high persistence of endogenous T cells directed against defined pHLA targets. Clinical course observations in patients treated with T cells directed at the tumor stroma target COL6A3 exon 6 warrant further exploration of this target within ACTengine®. The results also support further development of a multi-target approach using multiple engineered TCRs simultaneously in ACTengine®.

TCR Bispecifics Programs

•

IMA401 – A preclinical data update from Immatics’ first TCR Bispecifics (TCER™) program on October 29, delivered pre-clinical proof-of-concept for IMA401 demonstrating complete remission of transplanted human tumors in mice as well as favorable CMC characteristics. The IMA401 cancer target, an HLA-A*02-bound peptide derived from both MAGEA4 and MAGEA8, showed more than 5-fold higher target copy numbers per tumor cell than a commonly used target peptide derived from MAGEA4. Submission of the IMA401 IND/IMPD application remains expected by the end of 2021.

Corporate Development

Management and Board of Directors Updates

•

Eliot Forster, Ph.D., joined Immatics’ Board of Directors as a new member in September 2020. He brings to Immatics extensive experience, including leadership of trailblazing biopharmaceutical companies in the field of immuno-oncology as well as other therapeutic areas.

•

In October 2020, Arnd Christ joined Immatics’ leadership team as Chief Financial Officer (CFO). He was previously the CFO of Nasdaq-listed InflaRx and brings nearly two decades of experience serving as the CFO of both private and public biotechnology companies.

Immatics Press Release December 2, 2020	2 | 10

Collaborations and Strategic Alliances

•

On August 6, Immatics announced the extension of its strategic alliance with UTHealth. The continued collaboration will provide Immatics exclusive access to three cGMP suites enabling manufacturing and supply of its ACT products for current and upcoming Phase 1 clinical trials in the US and Europe for an additional four years until end of 2024.

Third Quarter 2020 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets sum up to €259.3 million ($303.6 million1) as of September 30, 2020 compared to €86.1 million ($100.8 million1) as of June 30. The increase is mainly due to the business combination with ARYA Sciences Acquisition Corporation completed in July 2020 (ARYA merger) and the concurrent PIPE Financing.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €7.8 million ($9.1 million1) for the three months ended September 30, 2020, compared to €5.1 million ($6.0 million1) for the three months ended September 30, 2019.

Research and Development Expenses: R&D expenses were €17.5 million ($20.5 million1) for the three months ended September 30, 2020, compared to €10.2 million ($11.9 million1) for the three months ended September 30, 2019. The increase is mainly due to increased share-based compensation (€4.6 million; $5.4 million1).

General and Administrative Expenses: G&A expenses were €9.2 million ($10.8 million1) for the three months ended September 30, 2020, compared to €2.7 million ($3.2 million1) for the three months ended September 30, 2019. The increase is mainly due to increased share-based compensation (€3.6 million; $4.2 million1) as well as one-time transaction costs of the NASDAQ listing in connection with the ARYA merger in July.

Net Loss: Net loss was €177.1 million ($207.3 million1) for the three months ended September 30, 2020, compared to €5.0 million ($5.9 million1) for the three months ended September 30, 2019 of which €152.8 million ($178.9 million1) resulted from a one-time, non-cash expense in connection with the ARYA merger. The main part of this €152.8 million ($178.9 million1) non-cash expense resulted from the share price increase between signing and closing of the ARYA merger. For detailed information, please refer to Note 9 of the Notes to the Financial Statements.

Upcoming Investor Conferences

•	Piper Sandler Healthcare Conference – December 1-3, 2020

•	10th Annual SVB Leerink Global Healthcare Conference – February 24-26, 2021

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

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Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under https://www.sec.gov/.

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of September 30, 2020 (1 EUR = 1.1708 USD).

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

For Media Inquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646 378 2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

Immatics Press Release December 2, 2020	5 | 10

Immatics N.V. and subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	September 30, 2020	December 31, 2019
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	233,676	103,353
Other financial assets	25,624	16,023
Accounts receivable	1,049	957
Other current assets	6,518	3,667

Total current assets	266,867	124,000
Non-current assets
Property, plant and equipment	7,753	4,720
Intangible assets	969	1,008
Right-of-use assets	6,814	3,287
Other non-current assets	632	1,262

Total non-current assets	16,168	10,277

Total assets	283,035	134,277

Liabilities and shareholders’ deficit
Current liabilities
Provisions	2,038	50
Accounts payable	9,743	7,082
Deferred revenue	60,614	59,465
Lease liabilities	1,939	1,411
Other current liabilities	1,856	1,288

Total current liabilities	76,190	69,296
Non-current liabilities
Deferred revenue	80,295	101,909
Lease liabilities	4,891	1,823
Other non-current liabilities	—	2,084

Total non-current liabilities	85,186	105,816
Shareholders’ equity (deficit)
Share capital	629	1,164
Share premium	564,852	190,945
Accumulated deficit	(439,665)	(233,194)
Other reserves	(4,157)	(770)

Total equity (deficit) attributable to shareholders of the parent	121,659	(41,855)
Non-controlling interest	—	1,020

Total shareholders’ equity (deficit)	121,659	(40,835)

Total liabilities and shareholders’ equity (deficit)	283,035	134,277

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Immatics N.V. and subsidiaries

Unaudited Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	7,871	5,056	21,807	14,065
Research and development expenses	(17,485)	(10,233)	(46,236)	(27,964)
General and administrative expenses	(9,215)	(2,769)	(25,488)	(7,147)
Other income	32	190	232	315

Operating result	(18,797)	(7,756)	(49,685)	(20,731)
Financial income	1,188	2,844	1,943	3,339
Financial expenses	(6,717)	(61)	(6,499)	(158)
Share listing expense	(152,787)	—	(152,787)	—
Financial result	(158,316)	2,783	(157,343)	(3,181)

Loss before taxes	(177,113)	(4,973)	(207,028)	(17,550)
Taxes on income	—	—	—	—
Net loss	(177,113)	(4,973)	(207,028)	(17,550)
Attributable to:
Equity holders of the parent	(177,113)	(4,711)	(206,471)	(16,859)
Non-controlling interest	—	(262)	(557)	(691)
Net loss	(177,113)	(4,973)	(207,028)	(17,550)
Net loss per share—basic and diluted	(2.82)	(0.14)	(4.80)	(0.51)
Weighted average shares outstanding—basic and diluted	62,908,617	33,093,838	43,032,098	33,093,838

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Immatics N.V. and subsidiaries

Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Euros in thousands)		(Euros in thousands)
Net Loss	(177,113)	(4,973)	(207,028)	(17,550)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax	—	—	—	—
Currency translation differences from foreign operations	(3,487)	(727)	(3,387)	(735)

Total comprehensive loss for the period	(180,600)	(5,700)	(210,415)	(18,285)
Attributable to:
Equity holders of the parent	(180,600)	(5,438)	(209,858)	(17,594)
Non-controlling interest	—	(262)	(557)	(691)

Total comprehensive loss for the period	(180,600)	(5,700)	(210,415)	(18,285)

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Immatics N.V. and subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2020	2019
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(207,028)	(17,550)
Adjustments for:
Interest income	(1,072)	(439)
Depreciation and amortization	3,466	2,795
Interest expense	188	138
Share listing expense	152,787	—
Equity settled share-based payment	15,031	116
MD Anderson compensation expense	45	503
(Decrease) Increase in other liabilities resulting from share appreciation rights	(1,893)	151
Payment related to share-based compensation awards previously classified as equity-settled	(4,322)	—
Changes in working capital
Decrease (increase) in accounts receivable	328	(720)
(Increase) decrease in other assets	(2,211)	432
(Increase) decrease in accounts payable and other current liabilities	(16,026)	56,739
Interest received	1,030	341
Interest paid	(188)	(138)

Net cash provided by/(used in) operating activities	(59,865)	42,368

Cash flows from investing activities
Payments for property, plant and equipment	(5,864)	(1,403)
Cash paid for investments classified in Other financial assets	(58,482)	(4,450)
Cash received from maturity of investments classified in Other financial assets	48,881	17,551
Payments for intangible assets	(86)	(60)
Proceeds from disposal of property, plant and equipment	—	97

Net cash provided by/(used in) investing activities	(15,551)	11,735

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	209,369	—
Payments for leases	(1,633)	(1,395)

Net cash provided by/(used in) financing activities	207,736	(1,395)

Net increase in cash and cash equivalents	132,320	52,708

Cash and cash equivalents at beginning of period	103,353	39,367

Effects of exchange rate changes on cash and cash equivalents	(1,997)	16

Cash and cash equivalents at end of period	233,676	92,091

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Immatics N.V. and subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2019	1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive loss	—	—	—	(735)	(735)	—	(735)
Net loss	—	—	(16,858)	—	(16,858)	(691)	(17,549)

Comprehensive loss for the year	—	—	(16,858)	(735)	(17,593)	(691)	(18,284)
Equity-settled tandem awards	—	116	—	—	116	—	116
MD Anderson milestone compensation expense	—	—	—	—	—	503	503

Balance as of September 30, 2019	1,164	190,909	(218,481)	(1,476)	(27,884)	1,048	(26,836)
Balance as of January 1, 2020	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss	—	—	—	(3,387)	(3,387)	—	(3,387)
Net loss	—	—	(206,471)	—	(206,471)	(557)	(207,028)

Comprehensive loss for the year	—	—	(206,471)	(3,387)	(209,858)	(557)	(210,415)
Reorganization	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	104	89,749	—	—	89,853	—	89,853
ARYA Merger, net of transaction costs	180	272,122	—	—	272,302	—	272,302
SAR conversion	7	(7)	—	—	—	—	—
Total issuance of share capital	298	362,365	—	—	362,663	(508)	362,155
Equity-settled share-based compensation	—	15,031	—	—	15,031	—	15,031
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense	—	—	—	—	—	45	45

Balance as of September 30, 2020	629	564,852	(439,665)	(4,157)	121,659	—	121,659

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